Lee Shavel

Chief Financial Officer and Executive

Vice President, Corporate Strategy

The NASDAQ OMX Group, Inc.

One Liberty Plaza

New York, NY 10006

June 23, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attention:	Kristi Marrone

      Staff Accountant

Re:	The NASDAQ OMX Group, Inc.

    Form 10-K for the fiscal year ended December 31, 2013

    Filed February 24, 2014

    File No. 0-32651

Dear Ms. Marrone:

On behalf of The NASDAQ OMX Group, Inc. (the “Company,” “NASDAQ OMX,” “we” and “our”), set forth below is the response to the comment letter dated June 16, 2014 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). To assist your review, we have included the text of the Staff’s comments below in italics.

Form 10-K for fiscal year ended December 31, 2013

Notes to Consolidated Financial Statements, page F-9

4. Acquisitions and Divestiture, page F-20

1.	Please tell us how you calculated the purchase consideration associated with the contingently issuable shares of NASDAQ OMX common stock. Please also clarify and disclose in future filings how you intend to account for any changes in the fair value of this consideration prior to resolution of the contingency, as well as the revenue targets that must be achieved to trigger the annual issuances of stock. We refer to ASC 805-30-35-1.

The purchase consideration associated with the contingently issuable shares of NASDAQ OMX common stock was calculated by multiplying the total number of shares to be issued over the 15 year earn-out period by the average price of NASDAQ OMX’s outstanding common shares on the date of acquisition, after taking into consideration the probability of achieving each of the annual performance targets. Per the purchase agreement, the number of contingently issuable shares was fixed at the date of acquisition. Based on our analysis of ASC 805 and the relevant guidance outlined within ASC subtopics 480-10 and ASC 815-40 in assessing whether the fair value of the earn-out arrangement should be recorded as a liability on the acquisition date, or within equity, we concluded that the contingently issuable shares should be accounted for within equity. In accordance with ASC 805-30-35-1(a), contingent consideration classified as equity shall not be re-measured and its subsequent settlement shall be accounted for within equity. Since re-measurement of the contingent shares is not permitted in accordance with ASC 805-30-35-1(a), disclosure in future filings on how we intend to account for any changes in the fair value is not applicable.

The annual issuance of shares is triggered if NASDAQ OMX’s total gross revenues equal or exceed $25 million. The revenue target was disclosed in Exhibit 2.1 to our Form 10-Q for the quarter ended June 30, 2013 that was filed on August 8, 2013. We will disclose the annual revenue target in future filings.

Pro Forma Results and Acquisition-related Costs, page F-25

2. Please tell us how you determined that such acquisitions of TR Corporate Solutions and eSpeed were both individually and in the aggregate not material to your financial results, given your disclosure on page 73 that management has considered these transactions material to the results of operations, cash flows and financial position from the date of the acquisitions through December 31, 2013. In addition, please tell us how your current disclosures comply with ASC 805-10-50-2h.

We considered the requirements set forth in ASC 805-10-50-2h and evaluated the impact of the TR Corporate Solutions and eSpeed acquisitions on our consolidated revenues less transaction rebates, brokerage, clearance and exchange fees and consolidated net income. The above acquisitions constituted 9% of the Company’s consolidated revenues less transaction rebates, brokerage, clearance and exchange fees and constituted 4% of the Company’s consolidated net income for the year ended December 31, 2013. Based on our evaluation, we concluded that the supplemental disclosures pursuant to ASC 805-10-50-2h, for the above acquisitions, were not material to the Company’s 2013 consolidated financial statements both individually and in the aggregate.

In addition, disclosure of the information required by ASC 805-10-50-2h was impracticable, as set forth in ASC 250-10-45-9, given that the acquisitions were components of entities. As a result, historical financial information was not available to us and any historical financial information obtained would have required significant estimates. It would not have been possible to objectively evaluate such estimates to provide evidence of circumstances that existed on the dates that the amounts would have been recognized.

While we believe these acquisitions are immaterial for purposes of the pro forma disclosures required under ASC 805, with respect to our assessment of internal controls over financial reporting, we do believe that both acquisitions were material, and will have a material effect on internal controls in future periods. We have implemented, and plan to continue to implement, additional internal controls as a result of these acquisitions. Because of our intention to make additional changes to internal controls, we believe the disclosure in this section was appropriate.

* * *

As requested by the Staff, the Company acknowledges the following.

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact me at (212) 401-8730.

Sincerely,

/s/ Lee Shavel
Lee Shavel
Chief Financial Officer and
Executive Vice President, Corporate Strategy